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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 2)

                              SysteMed, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                            871853107
     par value $.001 per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Grady E. Schleier
                        NII Health Care Corporation
                1220 Senlac Drive, Carrollton, Texas 75006
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               July 18, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                     (Continued on the following pages)



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                                  SCHEDULE 13D

        CUSIP No. 871853107


                  NAME OF REPORTING PERSON         NII HEALTH CARE CORPORATION
          1       S.S. or I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                 75-2521298


          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                     (a)  [X]
                                                                     (b)  [_]
          3       SEC USE ONLY

          4       SOURCE OF FUNDS:                  00

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)              [__]

          6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  DELAWARE

      NUMBER OF
                       7    SOLE VOTING POWER:             0
      SHARES

      BENEFICIALLY
                       8    SHARED VOTING POWER:           0
      OWNED BY

      EACH
                       9    SOLE DISPOSITIVE POWER:        0
      REPORTING
      PERSON WITH
                      10    SHARED DISPOSITIVE POWER:      0



          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                          0

          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)      [__]
                  EXCLUDES CERTAIN SHARES


          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0%


          14      TYPE OF REPORTING PERSON:                          CO
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                                  SCHEDULE 13D

        CUSIP No. 871853107


                  NAME OF REPORTING PERSON         FOXMEYER HEALTH CORPORATION
                  S.S. or I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                 25-1425889


          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                     (a)  [X]
                                                                     (b)  [_]
          3       SEC USE ONLY


          4       SOURCE OF FUNDS:                                   00


          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                      [__]


          6       CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

      NUMBER OF
                       7    SOLE VOTING POWER:             0
      SHARES

      BENEFICIALLY
                       8    SHARED VOTING POWER:           0
      OWNED BY
      EACH
                       9    SOLE DISPOSITIVE POWER:        0
      REPORTING

      PERSON WITH
                      10    SHARED DISPOSITIVE POWER:      0


          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                          0

          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)      [__]
                  EXCLUDES CERTAIN SHARES

          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0%

          14      TYPE OF REPORTING PERSON:                    CO
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          This Amendment to Schedule 13D amends the Statement on Schedule
     13D filed on or about August 5, 1994 by NII Health Care Corporation (the "Company") and FoxMeyer Health Corporation, formerly known as National Intergroup, Inc. ("FHC"), and the Amendment to Schedule 13D filed by the Company and FHC on or about August 11, 1994, with respect to SysteMed, Inc., a Delaware corporation (the "Issuer").

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

          (a) On July 18, 1996, the Company and FHC, through their affiliate, Health Systems, Inc., sold 1,676,300 shares of the Issuer, which constituted all of the shares of common stock owned by the Company and FHC in the Issuer, by tendering the shares pursuant to a tender offer made by Merck-Medco Managed Care, Inc. at a price of $3.00 per share.

          (b)  Not applicable.

          (c)  See Section 5(a) above.

          (d)  Not applicable.

          (e) As of July 18, 1996, the Company and FHC ceased to be the beneficial owner of all of the shares of the Issuer's common stock previously reported on Schedule 13D, as amended, to be beneficially owned by the Company and FHC.

     Item 7.   Materials to Be Filed as Exhibits.
               ---------------------------------

          The following document is attached as an exhibit hereto:

          Exhibit 1      Joint Filing Agreement



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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


          DATE:  July 19, 1996.



                              SIGNED:   NII HEALTH CARE CORPORATION


                                        By:  /s/ Grady E. Schleier
                                             _____________________
                                             Grady E. Schleier
                                             Vice President and Treasurer



                                        FOXMEYER HEALTH CORPORATION


                                        By:  /s/ Grady E. Schleier
                                             _____________________
                                             Grady E. Schleier
                                             Vice President and Treasurer




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                                  EXHIBIT INDEX
                                  -------------

     Exhibit
     Number                        Exhibit
     -------                       -------

     Exhibit 1                Joint Filing Agreement